[Techwell, Inc. Letterhead]

December 9, 2009

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:              Daniel Morris

Special Counsel

Re:          Techwell, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 11, 2009

File No. 0-52014

Dear Mr. Morris:

Techwell, Inc. (the “Company”) hereby provides the following information in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to the Company dated November 30, 2009.  Set forth below is the Company’s response to the Staff’s comment.

Form 10-K for the fiscal year ended December 31, 2008

Item 11.  Executive Compensation, page 77

1.             We note that you have not disclosed the “product tape out” performance targets mentioned under the caption “Cash Incentive Bonuses” on page 9 of the proxy statement that you have incorporated by reference into your Form 10-K.  Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their short-term and long-term equity incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response: The Company did not disclose the “product tape out” performance targets mentioned under the caption “Cash Incentive Bonuses” on page 9 of the proxy statement that was incorporated by reference into the Company’s Form 10-K because such information constituted sensitive commercial and financial information of the Company, the disclosure of which would result in competitive harm to the Company.  Accordingly, at the time of the filing, the Company determined the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  Subsequent to the filing of the proxy statement, the Compensation Committee removed the product tapeout target from the compensation package of the Company’s Chief Technology Officer, and therefore, these targets will no longer be applicable to the compensation package of the Chief Technology Officer in 2009.  In the future, the Company intends to disclose all performance milestones, unless such disclosure would cause competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  To the extent the Company has an appropriate basis for omitting the specific targets, the Company will discuss how difficult it would be for the named executive officers, or how likely it will be for the Company to achieve, the undisclosed target levels or other factors.

* * *

The Company acknowledges the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (408) 435-3888, extension 124.

Very truly yours,

/s/ Mark Voll

Mark Voll
Chief Financial Officer

cc:	James J. Masetti, Esq.